

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2022

Eugene Wong
Chief Executive Officer
Ace Global Business Acquisition Ltd
Room 806, 8/F, Tower 2
Lippo Centre, 89 Queensway
Admiralty, Hong Kong

> **Re: Ace Global Business Acquisition Ltd**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 6, 2022**
> **File No. 001-40309**

Dear Eugene Wong:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Trade & Services


cc: Lawrence Venick, Esq.